# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ODYSSEY MARINE EXPLORATION INC, CIK 0000798528
CUSIP: 676118201
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 205 S. HOOVER BLVD., SUITE 210, TAMPA, Florida (FL), 33609
Date of event which requires filing of this statement: 04/08/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001823138
Persons authorized to receive notices and communications: John O'Callaghan, Two Seas Capital LP, 32 Elm Place 3rd Fl, Rye, New York (NY), 10580, (914) 690-8253; Ele Klein & Brandon Gold, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Two Seas Capital LP (CIK 0001823138): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 5,857,448; shared voting power 0; sole dispositive power 5,857,448; shared dispositive power 0; aggregate amount beneficially owned 5,857,448 (9.99% of the class)
  Comment: Does not include 583,965 shares of Common Stock (as defined below) issuable upon exercise of the Reported Warrants (as defined in Item 4). As more fully described in Item 5(a), the Reported Warrants are subject to the 9.99% Blocker (as defined in Item 5(a)) and the percentage set forth on row (13) gives effect to the 9.99% Blocker. Rows (7), (9) and (11) show the number of shares of Common Stock beneficially owned by such Reporting Person after giving effect to the 9.99% Blocker.
- Two Seas Capital GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 5,857,448; shared voting power 0; sole dispositive power 5,857,448; shared dispositive power 0; aggregate amount beneficially owned 5,857,448 (9.99% of the class)
  Comment: Does not include 583,965 shares of Common Stock issuable upon exercise of the Reported Warrants. As more fully described in Item 5(a), the Reported Warrants are subject to the 9.99% Blocker and the percentage set forth on row (13) gives effect to the 9.99% Blocker. Rows (7), (9) and (11) show the number of shares of Common Stock beneficially owned by such Reporting Person after giving effect to the 9.99% Blocker.
- Sina Toussi: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 5,857,448; shared voting power 0; sole dispositive power 5,857,448; shared dispositive power 0; aggregate amount beneficially owned 5,857,448 (9.99% of the class)
  Comment: Does not include 583,965 shares of Common Stock issuable upon exercise of the Reported Warrants. As more fully described in Item 5(a), the Reported Warrants are subject to the 9.99% Blocker and the percentage set forth on row (13) gives effect to the 9.99% Blocker. Rows (7), (9) and (11) show the number of shares of Common Stock beneficially owned by such Reporting Person after giving effect to the 9.99% Blocker.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ODYSSEY MARINE EXPLORATION INC
Address of issuer's principal executive offices: 205 S. HOOVER BLVD., SUITE 210, TAMPA, Florida (FL), 33609

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Two Seas Capital LP ("TSC") with respect to the shares of common stock, par value $0.00001 per share ("Common Stock") of Odyssey Marine Exploration, Inc., a Florida corporation (the "Issuer" or "Odyssey"), held by Two Seas Litigation Opportunities Fund LLC (the "Opportunities Fund") and Two Seas Global (Master) Fund LP (the "Global Fund", and together with the Opportunities Fund, the "Funds");

(ii) Two Seas Capital GP LLC ("TSC GP"), the general partner of TSC, with respect to the shares of Common Stock held by the Funds; and

(iii) Sina Toussi ("Mr. Toussi"), the Chief Investment Officer of TSC and Managing Member of TSC GP, with respect to the shares of Common Stock held by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or the Reporting Person is, for the purposes of Section 13 of the Exchange Act of 1934, the beneficial owner of the securities reported herein.
Residence or business address: The principal business address of each of the Reporting Person is 32 Elm Place, 3rd Floor, Rye, NY 10580.
Present principal occupation or employment: The principal business of TSC is providing investment advice as a registered investment adviser and serving as investment manager to the Funds and other investment advisory clients. TSC GP serves as general partner of TSC. Sina Toussi serves as the Chief Investment Officer of TSC and Managing Member of TSC GP.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceedings, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or violation with respect to such laws.
Citizenship: TSC is a Delaware limited partnership. TSC GP is a Delaware partnership. Mr. Toussi is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the (a) 4,984,621 shares of Common Stock directly held by the Global Fund was approximately $5.81 million and (b) 712,201 Reported Warrants (as defined in Item 4) directly held by the Global Fund reported herein was approximately $0.23 million. The aggregate purchase price of the (x) 608,364 shares of Common Stock directly held by the Opportunities Fund was approximately $0.71 million and (x) 136,227 Reported Warrants directly held by the Opportunities Fund reported herein was approximately $0.12 million. Further, the securities of the Issuer directly held by the Funds were purchased with the working capital of the (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities reported herein for investment purposes in the ordinary course of business. The Reporting Persons acquired such securities because they believed that such securities, when purchased, represented an attractive investment opportunity.

On April 8, 2026, the Issuer, Oceanus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer ("Merger Sub"), and American Ocean Minerals Corporation, a Delaware corporation ("AOM,") entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Merger Sub will merge with and into AOM, with AOM surviving the merger and becoming a direct, wholly owned subsidiary of Odyssey (the "Merger"). In connection with the Merger Agreement, on April 8, 2026, the Issuer, AOM and TSC entered into a support agreement (the "Support Agreement") pursuant to which TSC agreed that at any meeting of the stockholders of the Issuer, it will (a) cause its voting shares of the Issuer to be counted as present thereat for the purpose of establishing a quorum, and (b) vote, or cause to be voted, all of its voting shares of the Issuer, (i) in favor of the Odyssey Share Issuance (as defined in the Merger Agreement), the Odyssey Articles Amendment (as defined in the Merger Agreement), and any other proposal, action, or matter necessary or advisable to consummate the other transactions contemplated by the Merger Agreement, as well as in accordance with other customary provisions. TSC also agreed to customary restrictions on any transfers of voting shares of the Issuer, subject to customary exceptions. The summary of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a form of which is attached as Exhibit 99.2 hereto.

Global Fund holds (a) warrants to purchase an aggregate of 217,896 shares of Common Stock at a strike price of $1.23 per share that expire on December 1, 2026 ("Tranche 1 Warrants"), (b) warrants to purchase an aggregate of 46,544 shares of Common Stock at a strike price of $2.05 per share that expire on December 1, 2026 ("Tranche 2 Warrants"), and (c) warrants to purchase an aggregate of 447,761 shares of Common Stock at a strike price of $3.35 per share that expire on December 10, 2027 (the "Tranche 3 Warrants", together with the Tranche 1 Warrants and Tranche 2 Warrants, the "Reported Warrants"). The Opportunities Fund holds 112,250 Tranche 1 Warrants and 23,997 Tranche 2 Warrants. The foregoing descriptions of the Tranche 1 Warrants, Tranche 2 Warrants, and Tranche 3 Warrants are qualified in their entireties by reference to the full texts of such warrants, the forms of which are included as Exhibit 99.3, Exhibit 99.4, and Exhibit 99.5, respectively, hereto and are incorporated by reference herein.

The Reporting Persons have had, and may continue to have, discussions with the Issuer, stockholders or third parties regarding the Issuer's business operations, strategies, capital structure and other matters related to the Issuer, including, without limitation, the terms upon which TSC might support financially the separation of the Issuer's Mexican phosphate asset, PHOSAGMEX. Any of the foregoing discussions may also review options for maximizing shareholder value, enhancing the Issuer's corporate governance, improving capital or asset allocation or various strategic alternatives or operational or management initiatives, including one or more items in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Issuer's securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of shares of Common Stock beneficially owned by the Reporting Persons. The aggregate percentage of shares of Common Stock reported to be beneficially owned by the Reporting Persons is based upon 58,368,659 shares of Common Stock outstanding as of April 6, 2026, as reported in the Merger Agreement, filed as Exhibit 2.1 to the Current Report on Form 8-K, filed by the Issuer on April 8, 2026, and assumes the exercise of Reported Warrants, subject to the 9.99% Blocker.

Each of the Reported Warrants includes a voluntary blocker provision that would prohibit any person from exercising the Reported Warrants to the extent that after giving effect to such exercise, such person (together with their affiliates) would beneficially own in excess of 4.99% or 9.99% (as specified by such person) of the shares of Common Stock outstanding immediately after giving effect to such exercise. The Reporting Persons have elected to have a 9.99% blocker (the "9.99% Blocker"). The percentage set forth in Row (11) of the cover page for each of the Reporting Persons gives effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise all of such Reported Warrants due to the 9.99% Blocker.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: No transactions in the shares of Common Stock have been effectuated by the Reporting Persons during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons and the Funds are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Funds.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 is incorporated herein by reference.

The Global Fund has entered into cash-settled swaps which represent economic exposure comparable to a notional interest in 1,500,000 shares of Common Stock (representing economic exposure comparable to approximately 2.6% of the outstanding Common Stock) with Jefferies Financial Products, LLC. Under the terms of the swaps, (i) the Global Fund will be obligated to pay to the counterparty any negative price performance of the specified notional number of Common Stock subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the Global Fund any positive price performance of the specified notional number of Common Stock subject to the swaps as of the expiration date of the swaps. All balances will be settled in cash. The swaps do not give the Reporting Persons or the Funds direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Common Stock that may be referenced in the swap contracts or Common Stock or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

Except as set forth herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, dated April 13, 2026.
Exhibit 99.2: Form of Support Agreement, dated April 8, 2026.
Exhibit 99.3: Tranche 1 Warrants (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed December 4, 2023).
Exhibit 99.4: Tranche 2 Warrants (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed December 4, 2023).
Exhibit 99.5: Tranche 3 Warrants (incorporated by reference to Exhibit A to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed June 10, 2022).

## Signatures
- Two Seas Capital LP: /s/ Sina Toussi, By: Two Seas Capital GP LLC, its general partner, By: Sina Toussi, Managing Member (04/13/2026)
- Two Seas Capital GP LLC: /s/ Sina Toussi, By: Sina Toussi, Managing Member (04/13/2026)
- Sina Toussi: /s/ Sina Toussi, Sina Toussi, individually (04/13/2026)